FILED PURSUANT TO RULE 424(B) (3)

REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 3 DATED JANUARY 5, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 1 dated November 22, 2011 and Supplement No. 2 dated November 30, 2011. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of Cureton Town Center;

•	the entry into a revolving credit facility related to Cureton Town Center;

•	the contribution of Burwood Village Center to our joint venture with CBRE Global Investors; and

•	an update to our expected acquisition expenses.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of December 31, 2011, we had raised aggregate gross offering proceeds of approximately $25.3 million from the sale of approximately 2.7 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisition

On December 29, 2011, we, through a joint venture formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary (the “Joint Venture”), purchased a shopping center containing 74,557 rentable square feet located on approximately 13.5 acres of land in Waxhaw, North Carolina (“Cureton Town Center”) for approximately $13.95 million, exclusive of closing costs. We hold an approximate 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining approximate 46% interest. The Joint Venture funded the purchase price with proceeds of approximately $8.88 from a secured revolving credit facility (the “Cureton Credit Facility”), proceeds of $2.74 million from this offering, and $2.33 million provided by the CBRE Global Investors. Cureton Town Center was constructed in 2007. Cureton Town Center was purchased from Wells Fargo Bank, N.A., which is not affiliated with us, our advisor or our sub-advisor.

Cureton Town Center is approximately 91.9% leased to fifteen tenants. The largest tenant at Cureton Town Center is Harris Teeter, which occupies approximately 65.4% of the rentable square feet at Cureton Town Center. The current aggregate annual base rent for the tenants of Cureton Town Center is approximately $1.15 million and the current weighted-average remaining lease term for the tenants is approximately 9.7 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $14.64 per square foot.

Based on the current condition of Cureton Town Center, we do not believe that it will be necessary to make significant renovations to Cureton Town Center. Our management believes that Cureton Town Center is adequately insured.

Financing

On December 29, 2011, the Joint Venture, through Cureton Station LLC (“Cureton Station”), a wholly owned subsidiary of the Joint Venture, entered into the Cureton Credit Facility with PNC Bank, N.A., an unaffiliated entity, as lender (“PNC”), to borrow up to $9.0 million. The amount advanced under the Cureton Credit Facility was used to fund acquisition and acquisition-related costs of Cureton Town Center.

The Cureton Credit Facility matures on January 1, 2015. The Cureton Credit Facility bears interest at the one-month LIBOR plus 2.25% to 2.50%, depending on the amount outstanding and the debt yield achieved. In addition, we incurred certain closing costs in connection with the Cureton Credit Facility, including a fee equal to 0.75% of the credit facility amount, which fee was payable to PNC.

The Cureton Credit Facility requires monthly payments of accrued unpaid interest. Beginning on August 1, 2013 and continuing through the maturity date, the Cureton Credit Facility will be reduced by $14,000 per month, which may require monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. The amount outstanding under the Cureton Credit Facility may be prepaid at any time in whole or in part without premium or penalty. The Cureton Credit Facility is secured by a first mortgage lien on the assets of Cureton Town Center including the land, fixtures, improvements, leases, rents and reserves. The Joint Venture, through a wholly owned subsidiary, has guaranteed 25% of Cureton Station’s obligations under the Cureton Credit Facility.

The Cureton Credit Facility contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the Cureton Credit Facility. We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the Cureton Credit Facility, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance.

Property Contribution

On December 21, 2011, we contributed our ownership interest in Burwood Village Center to the Joint Venture. The contribution value of Burwood Village Center (defined as the property’s gross asset value) is $17.0 million.

In exchange for the contribution of Burwood Village Center to the Joint Venture, we received partnership units in the Joint Venture. As a result of the contribution of Burwood Village Center, we hold an approximate 54% interest in the property, while the CBRE Global Investors hold an approximate 46% interest in the property. In conjunction with the contribution of Burwood Village Center, the CBRE Global Investors contributed $3.1 million in cash to the Joint Venture. This $3.1 million is expected to be used in connection with future acquisitions by the Joint Venture. We, through our wholly owned subsidiary, serve as the general partner and control the management of the Joint Venture. As a result of the contribution of Burwood Village Center to the Joint Venture, we will only be entitled to our pro rata share of the income generated by the property.

Acquisition Expenses

The total of our acquisition fees and acquisition expenses payable with respect to a particular investment are limited to 4.5% of the contract purchase price of each property or 4.5% of the amount advanced for a loan or other investment. However, once we have substantially invested all of the proceeds of this offering, we expect our acquisition expenses to be approximately 0.5% of the purchase price of each property and 0.5% of the amount advanced for each loan or other investment. This information supersedes the information currently contained in the portion of the management compensation table related to acquisition expenses in the “Prospectus Summary” on page 12 of the prospectus dated November 22, 2011.

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